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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )*
                                             ----

                          Vesta Insurance Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   925391104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Scott M. Phelps
                       Alabama Reassurance Company, Inc.
                                P.O. Box 020152
                           Tuscaloosa, Alabama 35402
                                 (205) 345-5600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 11, 2005
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 925391104                   13D                     Page 2 of 15 Pages
          ---------                                                -    --

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Alabama Reassurance Company, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          WC
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,707,400
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,707,400
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,707,400
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IC
          ---------------------------------------------------------------------

CUSIP NO. 925391104                   13D                     Page 3 of 15 Pages
          ---------                                                -    --

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Greene Group, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          WC
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,707,400
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,707,400
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,707,400
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          HC
          ---------------------------------------------------------------------

CUSIP NO. 925391104                   13D                     Page 4 of 15 Pages
          ---------                                                -    --

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul W. Bryant, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          PF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,054,600
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,707,400
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,054,600
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,707,400
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,762,000
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

CUSIP NO. 925391104                   13D                     Page 5 of 15 Pages
          ---------                                                -    --

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          W. Rodney Windham
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          PF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    838.64
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,707,400
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   838.64
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,707,400
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,708,238.64
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

CUSIP NO. 925391104                   13D                     Page 6 of 15 Pages
          ---------                                                -    --

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Scott M. Phelps
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          PF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Unites States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    4,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,707,400
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   4,500
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,707,400
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,711,900
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

This Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Vesta Shares") of Vesta Insurance Group, Inc., a Delaware corporation ("Vesta"), whose principal executive offices are located at 3760 River Run Drive, Birmingham, Alabama 35243.

ITEM 2.           IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Alabama Reassurance Company, Inc., an Alabama corporation, Greene Group, Inc., an Alabama corporation, Paul W. Bryant, Jr., W. Rodney Windham and Scott M. Phelps (referred to individually as "Filing Person" and collectively as the "Filing Persons") because the Filing Persons may be deemed, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") but not otherwise, to be a group by virtue of the relationships among such Filing Persons. Each of the Filing Persons disclaims beneficial ownership of the Vesta Shares owned by any other Filing Person and disclaims membership in a Section 13(d)(3) group. By signing this Statement, each of the Filing Persons agrees that it is filed on their respective behalves.

Alabama Reassurance Company, Inc. is a wholly-owned subsidiary of Greene Group, Inc. The executive officers of Alabama Reassurance Company, Inc. are Scott M. Phelps, Sam M. Phelps, A. Wayne May and W. Rodney Windham. The directors of Alabama Reassurance Company, Inc. are Scott M. Phelps, Sam M. Phelps, A. Wayne May, W. Rodney Windham and Paul W. Bryant, Jr. The executive officers of Greene Group, Inc. are Paul W. Bryant, Jr., Scott M. Phelps, A. Wayne May and Sam M. Phelps. The directors of Greene Group, Inc. are Paul W. Bryant, Jr., Scott M. Phelps, A. Wayne May, Sam M. Phelps, Robert V. Wooldridge, William W. Jessup, John D. Cade, John David Crow and W. Rodney Windham. Other than Paul W. Bryant, Jr., W. Rodney Windham and Scott M. Phelps, none of the executive officers or directors of Alabama Reassurance Company, Inc. or Greene Group, Inc. (the "Other Persons") are Filing Persons or own any Vesta Shares.

(a) - (c)

Alabama Reassurance Company, Inc.:

         (i)      Name: Alabama Reassurance Company, Inc.
         (ii)     State of Organization: Alabama
         (iii)    Principal Business: Insurance
         (iv) Address of Principal Business: P.O. Box 020150, Tuscaloosa, Alabama 35402
         (v) Address of Principal Office: P.O. Box 020150, Tuscaloosa, Alabama 35402

         Alabama Reassurance Company, Inc. is a wholly-owned subsidiary of Greene Group, Inc.

Greene Group, Inc.:

         (i)      Name: Greene Group, Inc.
         (ii)     State of Organization: Alabama
         (iii)    Principal Business: Holding Company
         (iv) Address of Principal Business: P.O. Box 020150, Tuscaloosa, Alabama 35402
         (v) Address of Principal Office: P.O. Box 020150, Tuscaloosa, Alabama 35402

Paul W. Bryant Jr.:

(a)      Name: Paul W. Bryant, Jr.
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Majority shareholder, the President and a director of Greene Group, Inc. and the Chairman of the Board and a director of Alabama Reassurance Company, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

W. Rodney Windham:

(a)      Name: W. Rodney Windham
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Vice President & Actuary of Alabama Reassurance Company, Inc. and a director of Greene Group, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

Scott M. Phelps:

(a)      Name: Scott M. Phelps
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Vice President and a director of Greene Group, Inc. and the President and a director of Alabama Reassurance Company, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

A. Wayne May:

(a)      Name: A. Wayne May
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Vice President and a director of Greene Group, Inc. and a Vice President and a director of Alabama Reassurance Company, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

Sam M. Phelps:

(a)      Name: Sam M. Phelps
(b) Business Address: Phelps, Jenkins, Gibson & Fowler, L.L.P., 1201 Greensboro Avenue, Tuscaloosa, Alabama 35401
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Attorney. Phelps, Jenkins, Gibson & Fowler, L.L.P., 1201 Greensboro Avenue, Tuscaloosa, Alabama 35401

Robert V. Wooldridge:

(a)      Name: Robert V. Wooldridge
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Director of Greene Group, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

William W. Jessup:

(a)      Name: William W. Jessup
(b) Business Address: Jessup & Associates LLP, 2704 8th Street, Tuscaloosa, Alabama 35401
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Accountant. Jessup & Associates LLP, 2704 8th Street, Tuscaloosa, Alabama 35401

John D. Cade:

(a)      Name: John D. Cade
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Director of Greene Group, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

John David Crow:

(a)      Name: John David Crow
(b)      Business Address: P.O. Box 020150, Tuscaloosa, Alabama 35402
(c) Present Principal Occupation and Name, Principal Business and Address of Employment: Director of Greene Group, Inc. P.O. Box 020150, Tuscaloosa, Alabama 35402

(d) During the last five years, none of the Filing Persons or Other Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the Filing Persons or Other Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Paul W. Bryant, Jr., W. Rodney Windham, Scott M. Phelps, A. Wayne May, Sam M. Phelps, Robert V. Wooldridge, William W. Jessup, John D. Cade and John David Crow is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In a series of transactions through February 11, 2005, the Filing Persons acquired an aggregate of 2,767,338.64 Vesta Shares through open-market purchases and dividend reinvestments. The purchase price of the Vesta Shares owned by Alabama Reassurance Company, Inc. is $5,157,604.76, including brokerage fees and commissions, and was paid out of the working capital of Alabama Reassurance Company, Inc. The purchase price of the Vesta Shares owned by Paul W. Bryant, Jr., is $4,112,855.60, including brokerage fees and commissions, and was paid out of the personal funds of Paul W. Bryant, Jr. The purchase price of the Vesta Shares owned by W. Rodney Windham is $4,582.37, including brokerage fees and commissions, and was paid out of the personal funds of W. Rodney Windham. The purchase price of the Vesta Shares owned by Scott M. Phelps is $22,182.00, including brokerage fees and commissions, and was paid out of the personal funds of Scott M. Phelps. The Filing Persons did not borrow any funds in connection with the purchase of the Vesta Shares.

ITEM  4.          PURPOSE OF TRANSACTION.

The Filing Persons have each acquired the Vesta Shares covered by this Statement for the purpose of making an investment in Vesta and not with the present intention of acquiring control of Vesta's business.

The Filing Persons do not consider themselves to be passive investors and may, from time to time, hold discussions with third parties or with Vesta management in which the Filing Persons may suggest or take a position with respect to potential changes in the operations or capital structure of Vesta as a means of enhancing shareholder value. The Filing Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934. The Filing Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the types of transactions described in such paragraphs, or any other transaction which the Filing Persons believe could enhance shareholder value.

The Filing Persons intend to review on a regular basis their investment in Vesta and reserve the right to acquire additional Vesta Shares, maintain their holdings at current levels or dispose of all or some of the Vesta Shares in the open market or through privately negotiated transactions.

Pursuant to ss. 628.461(b), Florida Statutes, the Filing Persons have filed a Disclaimer of Affiliation and Control affidavit and a notice of the acquisition of greater than five percent (5%) of the outstanding Vesta Shares with the Florida Department of Insurance on October 16, 2002. The Filing Persons may make additional purchases of Vesta Shares at their discretion from time to time without making additional filings with the Florida Department of Insurance, so long as such purchases do not result in the Filing Persons owning, in the aggregate, ten percent (10%) or more of the issued and outstanding Vesta Shares.

The Other Persons do not own any Vesta Shares individually, but do not object to the statement of the Filing Persons in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

The Filing Persons beneficially own an aggregate amount of 2,767,338.64 Vesta Shares, for an aggregate percent of class of 7.7%. This percentage was calculated by using a total number of outstanding Vesta Shares of 36,087,000 as of September 30, 2004 as reflected in Vesta's Form 8-K filed November 16, 2004. Each individual Filing Person beneficially owns Vesta Shares in the following amounts:

Alabama Reassurance Company, Inc.:

(a)      (i)      Amount beneficially owned:  See Item 9 on Cover Pages.

         (ii)     Percent of class:  See Item 11 on Cover Pages.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of:  See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of:  See
                  Item 8 on Cover Pages.

(c) Alabama Reassurance Company, Inc. has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.


Greene Group, Inc.:

(a)      (i)      Amount beneficially owned:  See Item 9 on Cover Pages.

         (ii)     Percent of class:  See Item 11 on Cover Pages.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of:  See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of:  See
                  Item 8 on Cover Pages.

Includes 1,707,400 Vesta Shares beneficially owned by Alabama Reassurance Company, Inc., a wholly-owned subsidiary of Greene Group, Inc.

(c) Greene Group, Inc. has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

Paul W. Bryant, Jr.:

(a)      (i)      Amount beneficially owned:  See Item 9 on Cover Pages.

         (ii)     Percent of class:  See Item 11 on Cover Pages.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of:  See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of:  See
                  Item 8 on Cover Pages.

Mr. Bryant is the majority shareholder of Greene Group, Inc. and his share ownership includes 1,707,400 shares indirectly beneficially owned by Greene Group, Inc. through Alabama Reassurance Company, Inc.

(c) Mr. Bryant has effected the following transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement:

         (i) Sale of 5,000 Vesta Shares on December 7, 2004 at a price of $3.95 per share.

(d) and (e)       Not applicable.

W. Rodney Windham:

(a)      (i)      Amount beneficially owned:  See Item 9 on Cover Pages.

         (ii)     Percent of class:  See Item 11 on Cover Pages.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of:  See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of:  See
                  Item 8 on Cover Pages.

(c) Mr. Windham has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

Scott M. Phelps:

(a)      (i)      Amount beneficially owned:  See Item 9 on Cover Pages.

         (ii)     Percent of class:  See Item 11 on Cover Pages.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.

         (iii)    sole power to dispose or to direct the disposition of:  See
                  Item 7 on Cover Pages.

         (iv)     shared power to dispose or to direct the disposition of:  See
                  Item 8 on Cover Pages.

(c) Mr. Phelps has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

A. Wayne May:

(a)      (i)      Amount beneficially owned:  0 shares.

         (ii)     Percent of class:  0%.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  0 shares.

         (ii)     shared power to vote or to direct the vote:  0 shares.

         (iii)    sole power to dispose or to direct the disposition of:
                  0 shares.

         (iv)     shared power to dispose or to direct the disposition of:
                  0 shares.

(c) Mr. May has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

Sam M. Phelps:

(a)      (i)      Amount beneficially owned:  0 shares.

         (ii)     Percent of class:  0%.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  0 shares.

         (ii)     shared power to vote or to direct the vote:  0 shares.

         (iii)    sole power to dispose or to direct the disposition of:
                  0 shares.

         (iv)     shared power to dispose or to direct the disposition of:
                  0 shares.

(c) Mr. Phelps has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

Robert V. Wooldridge:

(a)      (i)      Amount beneficially owned:  0 shares.

         (ii)     Percent of class:  0%.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  0 shares.

         (ii)     shared power to vote or to direct the vote:  0 shares.

         (iii)    sole power to dispose or to direct the disposition of:
                  0 shares.

         (iv)     shared power to dispose or to direct the disposition of:
                  0 shares.

(c) Mr. Wooldridge has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

William W. Jessup:

(a)      (i)      Amount beneficially owned:  0 shares.

         (ii)     Percent of class:  0%.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  0 shares.

         (ii)     shared power to vote or to direct the vote:  0 shares.

         (iii)    sole power to dispose or to direct the disposition of:
                  0 shares.

         (iv)     shared power to dispose or to direct the disposition of:
                  0 shares.

(c) Mr. Jessup has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

John D. Cade:

(a)      (i)      Amount beneficially owned:  0 shares.

         (ii)     Percent of class:  0%.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  0 shares.

         (ii)     shared power to vote or to direct the vote:  0 shares.

         (iii)    sole power to dispose or to direct the disposition of:
                  0 shares.

         (iv)     shared power to dispose or to direct the disposition of:
                  0 shares.

(c) Mr. Cade has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

John David Crow:

(a)      (i)      Amount beneficially owned:  0 shares.

         (ii)     Percent of class:  0%.

(b)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:  0 shares.

         (ii)     shared power to vote or to direct the vote:  0 shares.

         (iii)    sole power to dispose or to direct the disposition of:
                  0 shares.

         (iv)     shared power to dispose or to direct the disposition of:
                  0 shares.

(c) Mr. Crow has not effected any transactions in Vesta Shares during the sixty (60) days prior to the filing date of this Statement.

(d) and (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons or the Other Persons and any person, with respect to any securities of Vesta, including, but not limited to, transfer or voting of any of the securities of Vesta, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Acquisition Statement Pursuant to Rule 13D-1(k)(1)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 11, 2005                   ALABAMA REASSURANCE COMPANY, INC.


                                           By:     /s/ SCOTT M. PHELPS
                                              ---------------------------------
                                           Name:       Scott M. Phelps
                                           Title:         President

                                           GREENE GROUP, INC.


                                           By:     /s/ SCOTT M. PHELPS
                                              ----------------------------------
                                           Name:       Scott M. Phelps
                                           Title:      Vice President



                                                           *
                                           -------------------------------------
                                                   Paul W. Bryant, Jr.


                                                           *
                                           -------------------------------------
                                                    W. Rodney Windham


                                                  /s/ SCOTT M. PHELPS
                                           -------------------------------------
                                                      Scott M. Phelps


* By: /s/ SCOTT M. PHELPS
      ----------------------------------
          Scott M. Phelps
          Attorney-in-Fact